Sunrise New Energy Co., Ltd.

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re:	Sunrise New Energy Co., Ltd.
Registration Statement on Form F-3, as amended
File No. 333-272386

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Sunrise New Energy Co., Ltd. hereby requests acceleration of effectiveness of the above-referenced Registration Statement, so that it will become effective at 4:00 PM, Eastern Time, on August 9, 2023, or as soon thereafter as practicable.

Very truly yours,

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer and Chairman of the Board of Directors